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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Leading Independent Research Firm Lists Magic Software as a Leading Integration-centric BPM Provider

Or Yehuda, Israel (November 03, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology announced today that Forrester Research Inc. has included Magic Software as a leading integration-centric BPM Provider in its recent ‘Trends 2006 report’.

In the Trends 2006 report entitled: “Integration-Centric Business Process Management” issued October 24th, 2005, by Ken Vollmer, Forrester highlights that Magic Software “provides comprehensive, integration-centric BPM solutions that focus primarily on the interactions between workers and their business applications.”

Magic Software’s iBOLT is designed as a comprehensive, cost-effective and straightforward Business Process Integration framework. iBOLT seeks to rationalize competing standards and proprietary formats while quickly creating and dynamically deploying new business processes, services, and applications. Its innovative visual design tools, Data Mapper and integration wizards are positioned to assure enterprises of fast, successful, end-to-end business integration.

According to Avigdor Luttinger, VP Marketing and Corporate Strategy at Magic Software, “this assessment of 2006 trends by Forrester’s leading analyst further confirms Magic’s strategic direction - the market requirements for a new applications development technology that would be more efficient than the classical IDE approach – and that Magic is especially well-suited to this task.”

The complete ‘trends 2006’ report can be viewed at http://www.magicsoftware.com/home/trends2006

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), is a leader in composite application development and deployment platforms, featuring a Service Oriented Architecture (SOA), Application Integration and Business Process Management (BPM). Magic customers rapidly develop and deploy applications, customizing and integrating with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: November 3, 2005